EXHIBIT 99.1

Algonquin Power & Utilities Corp. announces dates for 2010 third quarter financial results release and conference call

OAKVILLE, ON, Oct. 18 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced plans to release 2010 third quarter financial results the afternoon of Thursday, November 11, 2010. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, November 12, 2010, hosted by Chief Executive Officer Ian Robertson and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, November 12, 2010

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4859 or Local 416-644-3414.

Conference ID#: 4372048

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4372048# from November 12, 2010 until November 26, 2010.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution assets in North America. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, APUC is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy, which serve approximately 47,000 retail electricity distribution customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

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For further information: Kelly Castledine Algonquin Power & Utilities Corp. 2845 Bristol Circle, Oakville, Ontario, L6H 7H7 Telephone: (905) 465-4500 Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 14:43e 18-OCT-10